As filed with the Securities and Exchange Commission on March 20, 2001.
                                                    Registration No. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                             TELENETICS CORPORATION
             (Exact name of registrant as specified in its charter)

         CALIFORNIA                                             33-0061894
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                               25111 ARCTIC OCEAN
                          LAKE FOREST, CALIFORNIA 92630
                                 (949) 455-4000
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                              --------------------
                             SHALA SHASHANI
               CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             TELENETICS CORPORATION
                               25111 ARCTIC OCEAN
                          LAKE FOREST, CALIFORNIA 92630
                                 (949) 455-4000
       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                    COPY TO:
                             LARRY A. CERUTTI, ESQ.
                           CRISTY LOMENZO PARKER, ESQ.
                               RUTAN & TUCKER, LLP
                         611 ANTON BOULEVARD, SUITE 1400
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 641-5100

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this registration statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: | |
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: |x|
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |
     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: | |
                              --------------------

                         CALCULATION OF REGISTRATION FEE
============================================ ================= =================== ======================= ==================
                                                                Proposed maximum      Proposed maximum         Amount of
             Title of each class of             Amount to        offering price          aggregate           registration
          securities to be registered        be registered(1)     per share(2)       offering price(2)            fee
-------------------------------------------- ----------------- ------------------- ----------------------- ------------------
Common stock, no par value................    6,797,876 (3)             $.703             $4,778,907              $1,194.73
============================================ ================= =================== ======================= ==================

(1) In the event of a stock split, stock dividend, or similar transaction involving common stock of the registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.
(2) The aggregate offering price of the registrant's shares is estimated solely for the purpose of calculating the registration fee payable pursuant hereto, as determined in accordance with Rule 457(c) under the Securities Act based upon the average of the high and low prices per share as reported on the Nasdaq SmallCap Market on March 14, 2001.
(3) Represents shares of common stock being offering by selling security holders, including shares issued and outstanding and shares issuable upon exercise of outstanding options and warrants and upon conversion of outstanding convertible notes and preferred stock of the registrant.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

     THE REGISTRANT IS AWARE OF AND INTENDS TO MEET ITS OBLIGATION UNDER ITEM 310(g) OF REGULATION S-B TO FILE WITH THE COMMISSION THE REGISTRANT'S AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2000 IN ITS ANNUAL REPORT ON FORM 10-KSB PRIOR TO REQUESTING THAT THIS REGISTRATION STATEMENT BE DECLARED EFFECTIVE.
================================================================================

                   SUBJECT TO COMPLETION, DATED MARCH 20, 2001

PROSPECTUS


                             TELENETICS CORPORATION

                        6,797,876 SHARES OF COMMON STOCK


         The shares of common stock offered under this prospectus are being offered by selling security holders identified in this prospectus for their own accounts. Our common stock trades on the Nasdaq SmallCap Market under the symbol "TLNT."

         The last reported sale price of our common stock on March 15, 2001, was $0.75 per share. The price of the common stock being offered by the selling security holders may vary, depending on market conditions.

         Our principal executive offices are located at 25111 Arctic Ocean, Lake Forest, California 92630, and we may be reached at (949) 455-4000.
                             ----------------------

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                 PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 2.
                             ----------------------

         The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.
                             ----------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this prospectus is March __, 2001

                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----

RISK FACTORS..................................................................2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................9
DESCRIPTION OF CAPITAL STOCK..................................................9
SELLING SECURITY HOLDERS.....................................................14
PLAN OF DISTRIBUTION.........................................................22
USE OF PROCEEDS..............................................................23
INDEMNIFICATION OF DIRECTORS AND OFFICERS....................................24
LEGAL MATTERS................................................................25
EXPERTS......................................................................25
TRANSFER AGENT AND REGISTRAR.................................................25
WHERE YOU CAN FIND MORE INFORMATION..........................................26
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................26

                             -----------------------

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. In addition to the other information contained or incorporated by reference in this prospectus, the following factors should be considered carefully in evaluating our business and prospects.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT THAT MAY CONTINUE IN THE FUTURE AND THAT MAY ADVERSELY IMPACT OUR BUSINESS AND OUR SHAREHOLDERS.

         We have incurred net losses in each fiscal year since our inception, with the exception of the fiscal year ended March 31, 1998, in which we realized nominal net income of $94,000. We realized a net loss of $1.1 million for the twelve months ended December 31, 1999, as compared to incurring a net loss of $204,000 for the twelve months ended December 31, 1998. For the nine months ended September 30, 2000, we reported a net loss of $7.3 million. Our accumulated deficit through September 30, 2000 was approximately $20.1 million, and as of that date we had a total shareholders' equity of approximately $2.8 million. We expect to report losses for the last quarter of 2000 and for the fiscal year ended December 31, 2000. We also expect that our losses may continue further into the future. There is no assurance that we will attain profitable operations in the future. If we are unable to do so, there may be a material adverse effect on our cash flows, which could cause us to violate covenants under our credit facility and could impede our ability to raise capital through debt or equity financing to the extent needed for our continued operations or for planned expansion. Consequently, future losses may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

WE MAY NEED AND BE UNABLE TO OBTAIN ADDITIONAL FUNDING ON SATISFACTORY TERMS, WHICH COULD INTERFERE WITH OUR EXISTING AND PLANNED OPERATIONS, DILUTE OUR SHAREHOLDERS OR IMPOSE BURDENSOME FINANCIAL RESTRICTIONS ON OUR BUSINESS.

         Historically, we have relied upon cash from financing activities to fund most of the cash requirements of our operating and investing activities. Although we have been able to generate some cash from our operating activities in the past, there is no assurance we will be able to continue to do so in the future. While we believe that cash flow from operations and our financing available through our revolving line of credit facility with Celtic Capital Corporation will be adequate to fund our continuing operations for the next twelve months, we further believe that additional sources of liquidity through debt and/or equity financing may be required to fund our plans to exploit the license we obtained from Motorola Inc. relating to our commercial analog and digital data transmission and network access products, to further develop and exploit the proprietary wireless technology we acquired in our acquisition of eflex Wireless, Inc., and to fund other plans for future growth. Any future financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. Any future financing may also dilute existing shareholders. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

         If adequate funds are not available, we may also be required to delay, scale back or eliminate portions of our operations and product development efforts or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. Accordingly, the inability to obtain such financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also adversely affect our ability to fund our continued operations and our product development efforts that historically have contributed significantly to our competitive advantage.

OUR OPERATING RESULTS IN ONE OR MORE FUTURE PERIODS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY, WHICH MAY NEGATIVELY IMPACT OUR STOCK PRICE.

         Our quarterly results have varied significantly in the past and will likely continue to do so in the future due to a variety of factors, many of which are beyond our control, including the timing and nature of revenues from product sales that are recognized during any particular quarter, the impact of price competition on our average selling prices, the availability and pricing of components for our products, market acceptance of new product introductions by us and our competitors, the timing of expenditures in anticipation of future sales, product returns, the financial health of our customers, the overall state of the data transmission and network access product and special-application communications product industries and economic conditions generally. Because our marketing and sales efforts are being conducted through many channels and involve a wide range of data transmission and network access products and specific-application communications products that are used in a wide variety of applications by many customers whose needs vary over time, the volume and timing of orders received during a quarter are difficult to forecast. As a result, it is likely that in some future periods our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely be materially and adversely affected.

OUR INABILITY OR THE INABILITY OF OUR CONTRACTORS TO SHIP ORDERS ON A TIMELY BASIS COULD DAMAGE OUR RELATIONSHIPS WITH CUSTOMERS, RESELLERS AND DISTRIBUTORS AND REQUIRE US TO MAKE EXPENSIVE AND TIME-CONSUMING EFFORTS TO REMEDY THE INABILITY.

         We have experienced and are currently experiencing problems associated with under-capitalization and engineering and production delays, including the inability to ship products in a timely manner. In an effort to minimize these problems, we have entered into agreements with third-party contract manufacturers for some component and circuit board assembly and testing functions and have developed strategic relationships with several qualified and reliable local assembly houses. A failure by our contract manufacturers and assemblers to fulfill their obligations to us could cause delays in production and shipment of many of our products. Delays in production and shipment could cause customers to cancel a portion or all of their orders and could damage our relationships with our customers, resellers and distributors, which in turn could cause us to lose existing customers or prevent us from obtaining new customers. Further, if our contract manufacturers become unable to fulfill their obligations to us due to their own financial difficulties or other circumstances beyond our control, we could be required to undertake expensive and time-consuming efforts to transition the contracted services to other qualified contractors or to our own facilities. Accordingly, the failure to deliver products on time could have a material adverse affect on our business, prospects, financial condition, results of operations and cash flows.

IF WE ARE UNSUCCESSFUL IN OUR EFFORTS TO TAKE ADVANTAGE OF REGIONAL, NATIONAL AND INTERNATIONAL DISTRIBUTION CHANNELS FOR OUR PRODUCTS, SALES OF OUR PRODUCTS MAY DECLINE OR FAIL TO INCREASE.

     Historically, we sold most of our products through a direct sales force and through a network of manufacturers' representatives. However, in an effort to find a more effective channel to market for our products, we have terminated all of our manufacturers' representative agreements and have begun to channel most of our products through a network of regional and national distribution outlets. We also have begun to develop and solidify our relationships with certified resellers, distributors and system integrators, many of which are part of a worldwide distribution network developed by Motorola in connection with its sales of the commercial grade analog and digital transmission and network access products that are covered by the manufacturing license agreement that we have entered into with Motorola. To the extent we are unsuccessful in our efforts to create or maintain an adequate quality and quantity of these relationships, sales of our products may decline or fail to increase as we work to establish effective channels to market.

IF OUR PRODUCTS FAIL TO COMPLY WITH EVOLVING GOVERNMENT AND INDUSTRY STANDARDS AND REGULATIONS, WE MAY HAVE DIFFICULTY SELLING OUR PRODUCTS.

     Our products are designed to comply with a significant number of industry standards and regulations, some of which are evolving as new technologies are deployed. The regulatory process in the United States and foreign countries can be time-consuming and can require the expenditure of substantial resources. In many foreign countries, obtaining required regulatory approvals takes significantly longer than in the United States. Motorola obtained approvals in many countries for the commercial analog and digital data transmission and network access products covered by the manufacturing license agreement that we entered into with Motorola. However, those approvals were not transferable to us. We estimate that at least in the near-term, approximately half of our sales of Sunrise Series products will be to customers within the United States. There can be no assurance, however, that regulatory agencies in the United States or other countries will grant the requisite approvals to us for those products or for any of our other products on a timely basis, if at all. The failure of our products to comply, or delays in compliance, with the various existing and evolving standards could negatively impact our ability to sell many of our products, including our Sunrise Series products that have been selected by multinational corporations in large part based upon the existence of approvals of those products for use in each country in which those corporations operate. United States and foreign regulations regarding the manufacture and sale of modems and other data communications devices are subject to future change. We cannot predict what impact, if any, such changes may have upon our business.

TO THE EXTENT OUR RE-EMPHASIS ON MARKETING AND SALES OF OUR DATA TRANSMISSION AND NETWORK ACCESS PRODUCTS IS UNSUCCESSFUL, OUR OPERATING RESULTS MAY CONTINUE TO SIGNIFICANTLY DEPEND UPON THE ACCEPTANCE BY THE UTILITY INDUSTRY OF OUR INDUSTRIAL AUTOMATION PRODUCTS.

     Our management believes that our entry into the license and manufacturing agreements with Motorola and Comtel, together with our efforts to take advantage of the worldwide distribution network developed by Motorola in connection with our licensed commercial analog and digital data transmission and network access products, provide us with a unique opportunity to capitalize on and re-emphasize the expertise we have gained through our years of development, manufacturing and marketing of data transmission and network access products. However, to the extent we are unsuccessful with our efforts toward this re-emphasis, we may need to continue to rely heavily upon sales of our automatic meter reading, or AMR, and other remote monitoring products to utilities, transportation authorities and other such entities. The automation of utility meter reading and data distribution is a relatively new and rapidly changing market. We cannot accurately predict the size of this market or our potential growth. Our system is one possible solution for AMR and data distribution. It has not been adopted as an industry standard and it may not be adopted on a broad scale. Competing systems have been and likely will continue to be selected by utilities and other potential clients. Participants in the utility industry have historically been cautious and deliberate in making decisions concerning the adoption of new technology. This process, which can take up to several years to complete, may include the formation of evaluation committees, a review of different technical options, technology trials, equipment testing and certification, performance and cost justifications, regulatory review, one or more requests for vendor quotes and proposals, budgetary approvals and other steps. Only a limited number of utilities have made a commitment to purchase our products and services to date. Consequently, if our re-emphasis on our data transmission and network access products is unsuccessful and we are unable to enter into additional AMR or data distribution contracts on terms favorable to us, our business, operating results, financial condition, cash flows and our ability to service our indebtedness could be materially and adversely affected.

WE RELY ON A RELATIVELY LIMITED NUMBER OF CUSTOMERS, AND THE LOSS OF ANY SIGNIFICANT CUSTOMER COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.

     Historically, we have derived a significant portion of our revenues from a relatively limited number of customers. Although our current business strategy involves the use of multiple resellers and distributors who we anticipate will act as multiple customers for our products, there can be no assurance that a limited number of large customers will not continue to account for the majority of our revenues. If this occurs, the loss of any one or more of major customers would likely have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

IF WE ARE UNABLE TO FULFILL BACKLOG ORDERS DUE TO CIRCUMSTANCES INVOLVING US OR ONE OR MORE OF OUR CUSTOMERS, OUR ANTICIPATED RESULTS OF OPERATIONS AND CASH FLOWS WILL SUFFER.

     As of March 14, 2001, we had approximately $12.8 million in backlog orders for our products, excluding an order for approximately $3.0 million relating to our McCarney Truck-Link project. The amount of backlog orders represents revenue that we anticipate recognizing in the future, as evidenced by purchase orders and other purchase commitments received from customers, but on which work has not yet been initiated or with respect to which work is currently in progress. The typical duration from receipt of a purchase order or other purchase commitment to shipment of the products ordered to the customer ranges from six to eight weeks depending upon the size of the order. However, there can be no assurance that we will be successful in fulfilling such orders and commitments in a timely manner or that we will ultimately recognize as revenue the amounts reflected as backlog. In fact, with regard to the McCarney Truck-Link project, our ability to complete this project is dependent upon McCarney providing us with a redesign of the printed circuit board that is part of the product that we are providing to McCarney under a purchase order. As of March 20, 2001, we have not received the anticipated redesign and there can be no assurance that we will receive the redesign. If we do not receive the redesign, we may be unable to fulfill the order relating to the McCarney Truck-Link project.

OUR BUSINESS COULD SUFFER IF WE OR OUR CONTRACT MANUFACTURERS ARE UNABLE TO OBTAIN COMPONENTS OF OUR PRODUCTS FROM OUTSIDE SUPPLIERS.

     The major components of our products include circuit boards, microprocessors, chipsets, memory components and radio transmitters and receivers. Most of these components are available from multiple sources. However, some components used in our products are currently obtained from single or limited sources and may from time to time be in short supply or on allocation by manufacturers. We have, from time to time, experienced difficulty in obtaining components. We do not have guaranteed supply arrangements with any of our suppliers, and there can be no assurance that these suppliers will continue to meet our requirements. Shortages of components could not only limit our production capacity but also could result in higher costs due to the higher costs of components in short supply or the need to use higher-cost substitute components. Significant increases in the prices of components could have a material adverse effect on our results of operations because we may not be able to adjust product pricing to reflect the increases in component costs. Also, an extended interruption in the supply of components or a reduction in their quality or reliability would have a material adverse effect on our financial condition and results of operations by impairing our ability to timely deliver quality products to our customers. Delays in deliveries due to shortage of components or other factors may result in cancellation by our customers of all or part of their orders. Although customers who purchase from us products that are not readily available from other sources would be less likely than other customers of ours to cancel their orders due to production delays, we cannot assure you that such cancellations will not occur.

     In addition, we have from time to time received from manufacturers "last buy" notices that indicate that one or more components that we incorporate into our products will be permanently discontinued. If we are unable to participate in a last buy or are unable to purchase an adequate quantity of last buy components to cover our needs until the time, if any, that we are able to find an appropriate substitute component that works with the current design of our product or to redesign our product to allow for use of a substitute component, we may have to eliminate the product from our product line. We believe that with respect to many of our single source components, we could obtain similar components from other sources. However, in response to recent last buy notices, we currently are working to alter product designs on some of our data transmission and network access products to allow us to use alternative components. There can be no assurance that we will be successful in our redesign of these products or that we will not experience difficulties associated with future last buys. Further, we cannot assure you that future severe shortages of components that could increase the cost or delay the shipment of our products will not occur.

WE RELY HEAVILY ON OUR MANAGEMENT, AND THE LOSS OF THEIR SERVICES COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

     Our success is highly dependent upon the continued services of key members of our management, including our Chairman of the Board, President and Chief Executive Officer, Shala Shashani, our Chief Operating Officer, John McLean, and our Chief Financial Officer, David Stone. The loss of Ms. Shashani, Mr. McLean or Mr. Stone or one or more other key members of management could have a material adverse effect on us because each of these individuals has experience and skills upon which we draw heavily in our day-to-day operations and strategic planning activities. We have not entered into any employment agreement with any executive officer of our company other than a written employment offer with Mr. Stone and an employment agreement with Mr. McLean in his capacity as President of our telemetry division. Ms. Shashani currently does not receive compensation for services she renders to us as a member of management. Also, we do not maintain key-man life insurance policies on any member of management.

OUR INABILITY TO SUCCESSFULLY DEVELOP AND EXPAND OUR PRODUCT AND SERVICE OFFERINGS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

     Our future success will depend, in part, on our ability to enhance our existing products and develop new products and services. Future advances may render our products and technologies obsolete or less cost effective than competitive products or technologies or erode our market position. Competitors may be capable of offering significant cost savings or other benefits to our customers. We must make continued substantial investments to develop our technology and to respond to future regulatory changes. We have previously experienced significant delays and cost overruns in the design and manufacture of new products and are currently experiencing delays on certain new product production. There can be no assurance that delays or cost overruns will not be experienced in the future because delays can be caused by a number of factors, including changes in product design or definition during the development stage, changes in customer requirements, unexpected behavior of products under certain conditions, failure of third-party components to meet specifications or lack of availability of such components, and other factors. Delays in the availability of new products, or the inability to successfully develop products that meet customer needs, could result in increased competition, the loss of revenue or increased costs, any of which would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

BECAUSE WE BELIEVE THAT PROPRIETARY RIGHTS ARE MATERIAL TO OUR SUCCESS, MISAPPROPRIATION OF THOSE RIGHTS OR CLAIMS OF INFRINGEMENT OR LEGAL ACTIONS RELATED TO INTELLECTUAL PROPERTY COULD ADVERSELY IMPACT OUR FINANCIAL CONDITION.

     We currently rely on a combination of contractual rights, copyrights, trademarks and trade secrets to protect our proprietary rights. However, we believe that several of our current products and some of our products in development could benefit from patent protection. As a result, we have filed patent applications for various products with the United States Patent and Trademark Office. Although we currently rely to a great extent on trade secret protection for much of our technology and in the future will also rely on patents to protect a portion of our technology, there can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop comparable or superior technologies or obtain unauthorized access to our proprietary technology.

     We own, license or have otherwise obtained the right to use certain technologies incorporated in our products. For example, under our agreement with Motorola, we obtained a ten-year non-exclusive license to manufacture, market and further develop a series of commercial grade analog and digital data transmission and network access products. In exchange for the license, we have agreed to make royalty payments to Motorola on sales of the licensed products during the two-year period that began on December 29, 2000. If we are unable to comply with the royalty or other terms of our agreement with Motorola, we will lose our license relating to the licensed products. If this were to occur, we would be unable to capitalize on this sales opportunity and could become subject to breach of contract or other liability.

     We may receive infringement claims from third parties relating to our products and technologies, such as the patent infringement action filed against us by Aeris Communications, Inc. In those cases, we intend to investigate the validity of the claims and, if we believe the claims have merit, to respond through licensing or other appropriate actions. To the extent claims relate to technology included in components purchased from third party vendors for incorporation into our products, we would forward those claims to the appropriate vendor. If we or our component manufacturers were unable to license or otherwise provide any necessary technology on a cost-effective basis, we could be prohibited from marketing products containing that technology, incur substantial costs in redesigning products incorporating that technology, or incur substantial costs defending any legal action taken against us.

THERE ARE RISKS THAT OUR PRODUCTS MAY BE RETURNED BY OUR CUSTOMERS, RESELLERS AND DISTRIBUTORS, WHICH COULD INCREASE OUR PRODUCTION AND WARRANTY COSTS AND DECREASE OUR SALES.

         We are exposed to the risk of product returns from our customers, resellers and distributors as a result of defective products or product components. Returned used products are tested, repaired and used as warranty replacements. Products returned to us due to faulty work by our subcontractors are returned to the subcontractors for credit against future purchase orders. In addition to being subject to the risk of returns of defective products, we are subject to the risk that Ingram Micro Inc. could return to us for credit or refund, up to 180 days after termination or expiration of our distribution agreement with Ingram, unused products in their original packaging. Historically, product returns have not had a material impact on our operations or financial condition. However, there can be no assurance that significant levels of product returns will not occur in the future and result in a material adverse effect on our results of operations, cash flows and reputation as a supplier of quality products.

OUR FAILURE TO MANAGE GROWTH EFFECTIVELY COULD IMPAIR OUR BUSINESS.

         Our strategy envisions a period of rapid growth that may put a strain on our administrative and operational resources. Our ability to effectively manage growth will require us to continue to expand the capabilities of our operational and management systems and to attract, train, manage and retain qualified engineers, technicians, salesperson and other personnel. There can be no assurance that we will be able to do so. If we are unable to successfully manage our growth, our business, prospects, financial condition, results of operations and cash flows could be adversely affected.

OUR STOCK PRICE IS SUBJECT TO SIGNIFICANT VOLATILITY THAT COULD RESULT IN LITIGATION AGAINST US.

         The trading prices of our common stock have in the past, and will continue to in the future, be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, material announcements of technological innovations, price reductions, significant customer orders or establishment of strategic partnerships by us or our competitors or providers of alternative products, general conditions in the data transmission and network access products and specific-application communications products industries, or other events or factors, many of which are beyond our control. In addition, the stock market as a whole and individual stocks have experienced extreme price and volume fluctuations, which have often been unrelated to the performance of the related corporations. In fact, during the quarter ended December 31, 2000, the high and low sale prices of our common stock were $2.31 and $.84, respectively. If our operating results in future quarters fall below the expectations of market makers, securities analysts and investors, the price of our common stock will likely decline, perhaps substantially. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future. This type of litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Any adverse determination in this type of litigation could also subject us to substantial liabilities.

SHARES OF OUR COMMON STOCK ELIGIBLE FOR PUBLIC RESALE COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Sales of a substantial number of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price for our common stock. This offering will result in an additional 6,797,876 shares of our common stock being eligible to be resold on the public market. In addition, we have registered for resale on previous registration statements a significant number of shares of common stock that are issued and outstanding or are underlying securities that are convertible into shares of common stock. Actual or potential resales of registered shares of our common stock might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

IF OUR COMMON STOCK CONTINUES TO TRADE AT RECENT LEVELS, WE MAY BE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WHICH MAY MAKE IT MORE DIFFICULT TO DISPOSE OF OR OBTAIN QUOTATIONS FOR OUR COMMON STOCK.

     Our common stock currently is listed on the Nasdaq SmallCap Market. However, we have been unable to maintain the minimum bid price of $1.00 per share in recent weeks. If we continue to be unable to satisfy this requirement, or if we are or become unable to meet any other listing criteria, the Nasdaq SmallCap Market may delist us. In that event, investors may find it more difficult to either dispose of, or to obtain quotations as to the price of, our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This document contains forward-looking statements, including among others:

         o the projected growth in the data transmission and network access products and specific-application communications products industries and the market for our products within these industries;

         o our business strategy for expanding our presence in the existing and proposed markets in which our products could be used;

         o anticipated trends in our financial condition and results of operations; and

         o our ability to distinguish ourselves from our current and future competitors.

         You can identify forward-looking statements generally by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "could," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. A number of factors could cause our financial results, including our net income (loss) or growth in net income (loss) to differ materially from those anticipated by forward-looking statements, including those factors discussed under "Risk Factors." We do not undertake to update, revise or correct any forward-looking statements.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 50,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. Of the 5,000,000 shares of preferred stock, 400 shares have been designated as Series A Convertible Preferred Stock, or Series A Stock, and the remaining 4,999,600 share are undesignated. As of March 14, 2001, there were 16,988,081 shares of common stock outstanding held by approximately 258 holders of record and 110 shares of Series A Stock outstanding held by 21 holders of record. The following is a summary description of our capital stock.

COMMON STOCK

         The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board of directors may from time to time determine, subordinate to any preferences that may be granted to the holders of preferred stock. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote.

         The common stock is not entitled to preemptive rights and may not be redeemed or converted. Upon our liquidation, dissolution or winding up, the assets legally available for distribution to our shareholders are divided among the holders of the common stock in proportion to the number of shares of common stock held by each of them, after payment of all of our debts and liabilities and fulfillment of the rights of any outstanding class or series of preferred stock that has priority to distributed assets. The rights of holders of common stock are subordinate to those of holders of any series of preferred stock.

PREFERRED STOCK

         Preferred stock may be issued from time to time in one or more series, and our board of directors, without action by the holders of common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets superior to those of holders of our common stock, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock. The board of directors, without shareholder approval, can issue shares of preferred stock with rights that could adversely affect the rights of the holders of common stock. The issuance of shares of preferred stock could adversely affect the voting power of the holders of common stock and could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding common stock.

SERIES A STOCK

     LIQUIDATION PREFERENCE

         Shares of Series A Stock rank senior to common stock as to distributions of assets upon liquidation, dissolution or winding up of Telenetics, whether voluntary or involuntary. Shares of Series A Stock have a liquidation preference of $10,000 per share. After payment in full of the liquidating distribution to which they are entitled, holders of Series A Stock will not be entitled to any further participation in any distribution of our assets.

     DIVIDENDS

         Shares of Series A Stock do not bear any dividends.

     VOTING RIGHTS

         Holders of Series A Stock generally do not have voting rights, except that approval of not less than two-thirds of the then outstanding Series A Stock is required in order for us to:

         o authorize or issue additional or other capital stock that is of senior or equal rank to the Series A Stock in respect to preferences as to distributions and payment upon liquidation, dissolution and winding up of Telenetics;

         o authorize or make any amendment to our Restated and Amended Articles of Incorporation or bylaws or make any resolution of our board of directors with the California Secretary of State containing any provisions that would adversely affect or otherwise impair the rights or relative priority of the holders of Series A Stock relative to the holders of any other class of capital stock;

         o amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series A Stock;

         o directly or indirectly redeem, purchase or otherwise acquire from any person or entity other than a direct or indirect wholly-owned subsidiary of ours, or permit any subsidiary of our to engage in such a redemption, of any of our or our subsidiaries' capital stock or other equity securities or rights to acquire equity securities; or

         o directly or indirectly declare, pay or make any dividends or other distributions on common stock unless written notice has been given to holders of Series A Stock at least 30 days prior to the earlier of the record date or payment for the dividend or distribution, or unless the dividend or distribution also is paid to holders of Series A Stock and we meet certain financial tests after payment of the dividend or distribution.

     VOLUNTARY CONVERSION

         Subject to the exceptions described below, a holder may convert shares of Series A Stock into shares of common stock, rounded to the nearest whole share, on or after the earlier of 90 days after the date of issuance of the Series A Stock, five days after the date, if any, that we receive notification from the Securities and Exchange Commission that there will be no review of the registration statement of which this prospectus is a part, or the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission. The number of shares of common stock issuable upon conversion of each share of Series A Stock, or the conversion rate, is equal to $10,000 divided by the conversion price, where the conversion price is the lower of:

         o the fixed conversion price, or $2.775, which represents 120% of the closing bid price of our common stock on October 31, 2000; and

         o the floating conversion price, which is the amount obtained by multiplying the conversion percentage, which is initially 80%, by the average of the lowest three closing bid prices of our common stock for the 20 trading days immediately preceding the date of conversion.

         Appropriate adjustments to the fixed conversion price must be made to avoid dilution to the holders of Series A Stock upon subdivision or combination of our outstanding common stock. Downward adjustments to the fixed conversion price and the conversion percentage may be required if the holders exercise their rights to void redemption notices they give in connection with a major transaction or a triggering event, as described below.

         If at any time after the earlier to occur of the effectiveness of the registration statement of which this prospectus is a part and May 29, 2001 a holder submits a conversion notice and we do not issue shares of common stock that are registered for resale under the registration statement within seven business days after issuance is required under the certificate of determination, a holder can, in addition to pursuing any other remedies the holder may have:

         o void the holder's conversion notice and require us to return to the holder the shares of Series A Stock that have not been converted in accordance with the notice;

         o require us to redeem from the holder the shares of Series A Stock that have not been converted in accordance with the notice, at a price per share equal to the greater of $12,000 and the redemption rate as of the conversion date; or

         o if the failure is due to our not having a sufficient number of shares of common stock registered for resale and eligible for sale under the registration statement, require us to issue restricted shares of common stock to cover the conversion of the Series A Stock that have not been converted in accordance with the notice.

         The conversion feature of the Series A Stock provides for a rate of conversion that is below market value. This provision is normally characterized as a "beneficial conversion feature." Based upon Emerging Task Force No. 98-5, we have determined that the value of the beneficial conversion feature of the Series A Stock is approximately $835,000.

     MANDATORY CONVERSION

         On November 3, 2005, any shares of Series A Stock that remain outstanding automatically will convert into shares of common stock at the then applicable conversion rate. In addition, if prior to November 3, 2005 the closing bid price of our common stock is at least $5.00 per share for 60 consecutive trading days, then all outstanding shares of our Series A Stock automatically will convert into shares of common stock at the then applicable conversion rate.

     RESTRICTIONS UPON CONVERSION

         In no event, other than upon a mandatory conversion or a triggering event, is a holder of our Series A Stock entitled to convert shares of Series A Stock in excess of that number of shares of Series A Stock that would cause the aggregate number of shares owned by the holder and its affiliates to exceed 4.99% of our outstanding shares of common stock following the conversion. In making this calculation, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, except that the aggregate number of shares of common stock beneficially owned by the holder and its affiliates shall include the number of shares of common stock then proposed to be issued upon conversion of Series A Stock and shall exclude the number of shares of common stock underlying shares of Series A Stock that are not then proposed to be converted.

     REDEMPTION

         If a major transaction or a triggering event occurs, then the holders of at least two-thirds of our Series A Stock then outstanding have the right to require us to redeem their shares of Series A Stock. In the case of a required redemption following a major transaction, the redemption price is the greater of $10,000 and the price calculated by applying the redemption rate as of the date of the public announcement of the major transaction. However, if the announcement was made after 1:00 p.m. Eastern Time or the exchange or market on which our common stock is traded is closed on the date of the announcement, then the redemption rate shall be determined as of the next date on which the exchange or market on which our common stock is traded is open . The redemption rate is equal to the conversion rate in effect as of the date of determination multiplied by the closing bid price of our common stock on that date. If we are required to redeem shares of Series A Stock after a triggering event, the shares must be redeemed at a price per share equal to the greater of $12,500 and the price calculated by applying the redemption rate as of the date immediately preceding the date of the triggering event. Any amount paid over $10,000 per share will be treated as a preferred dividend.

         We have 30 days following receipt of redemption notices to pay the redemption price to each holder. Until the redemption price is paid to each holder, the holders of at least two-thirds of the Series A Stock then outstanding, including shares of Series A Stock submitted for redemption and for which the applicable redemption price has not been paid, shall have the option to void their redemption notices and require us to return their shares of Series A Stock that have not yet been redeemed and reduce the fixed conversion price of the Series A Stock.

         A major transaction includes a sale of all or substantially all of our assets, unless upon the completion of the sale of assets the holders of Series A Stock receive cash equal to at least $12,500 for each share of Series A Stock. A major transaction also includes the completion of a merger, reorganization, restructuring, consolidation or similar transaction by or involving Telenetics, except where:

         o        we are the survivor in the merger or consolidation;

         o holders of our capital stock immediately prior to a merger or consolidation own at least 50% of the outstanding capital stock of the surviving entity;

         o the sole purpose of the merger is to change the jurisdiction of our incorporation; or

         o holders of Series A Stock receive cash equal to at least $12,500 for each share of Series A Stock.

         Triggering events include:

         o failure of the registration statement of which this prospectus is a part to be effective or to cover the resale of all of the shares of common stock issued or issuable upon conversion of Series A Stock at any time after May 29, 2001;

         o inability for shares of common stock issued or issuable upon conversion of Series A Stock to be sold under the registration statement of which this prospectus is a part for any reason for any period of 90 consecutive days after May 29, 2001;

         o our failure to perform or observe any covenant, agreement or other provision in sections 2 or 8 of the certificate of determination for the Series A Stock, which sections cover voting rights of the Series A Stock and the reservation of sufficient shares of common stock for issuance upon conversion of the Series A Stock;

         o issuance of notification by us to holders of Series A Stock as a class of our intention not to comply with requests for conversion of shares of Series A Stock;

         o our failure to perform or observe any covenant, agreement or other provision contained in the certificate of determination or in the agreements entered into in connection with the issuance of the Series A Stock where the failure is not cured within 30 days after we know or should have known of the failure and the failure has had, or could reasonably be expected to have, a material adverse effect on us and our subsidiaries taken as a whole or on the Series A Stock; and

         o determination that any of our representations or warranties contained in the securities purchase agreement and the registration rights agreement entered into in connection with the issuance of the Series A Stock is false or misleading on or as of the date made and reflects or has had a material adverse effect on us and our subsidiaries taken as a whole or on the Series A Stock.

     PURCHASE RIGHTS

         If we grant, issue or sell any options, convertible securities, rights to purchase stock, warrants, securities or other property to the holders of our common stock in proportion to their ownership of our common stock, then the holders of Series A Stock have the right to purchase that amount of the securities or other property that the holder of Series A Stock would have been able to acquire if the holder had held the number of shares of common stock issuable upon full conversion of its Series A Stock immediately before the date as of which the holders of our common stock are to be determined for the grant or issuance by us of the securities or other property.

                            SELLING SECURITY HOLDERS

SHARES OFFERED

     GENERAL

         This prospectus covers the resale of shares of Telenetics common stock that are issued and outstanding or are issuable upon conversion of outstanding shares of our Series A Stock and convertible promissory notes or upon exercise of outstanding options and warrants. The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling security holders.

         This prospectus does not cover the sale or other transfer of the shares of Series A Stock, convertible promissory notes, options or warrants whose underlying shares are being offered under this prospectus. This prospectus also does not cover any other securities that may be received in exchange for the securities in connection with a reclassification, reorganization, consolidation, merger, sale or other transaction. If a selling security holder transfers the holder's shares of Series A Stock, convertible promissory notes, options or warrants prior to conversion or exercise, the transferee of those securities may not sell the shares of common stock issuable upon conversion or exercise of those securities unless we appropriately amend or supplement this prospectus.

         For the life of the Series A Stock, convertible promissory notes, options and warrants, the holders of those securities have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon the exercise or conversion of those securities. The holders of those securities may be expected to exercise or convert at times when the exercise price is less than the market price for our common stock, with resulting dilution in the interests of our shareholders. Further, the terms on which we could obtain additional capital during the life of those securities may be adversely affected.

         The selling security holders acquired all of the outstanding shares of common stock and the securities whose underlying shares of common stock are being offered under this prospectus from us in the following private placement transactions:

     SERIES A STOCK

         On October 31, 2000, we entered into a securities purchase agreement, or the May Davis Securities Purchase Agreement, under which we sold an aggregate of 110 shares of Series A Stock to 21 accredited investors. The Series A Stock is convertible into shares of common stock and redeemable under the circumstances and upon the terms provided in the certificate of designations of the Series A Stock, as described under the heading in this prospectus entitled "Description of Capital Stock - Series A Stock."

         As of the date of the below table, the outstanding shares of Series A Stock were convertible into an aggregate of approximately 1,970,620 shares of common stock. However, under the terms of a registration rights agreement that we entered into in connection with the May Davis Securities Purchase Agreement, we initially are registering 3,499,999 shares of common stock to be issued upon conversion of the Series A Stock, regardless of the number of shares into which the outstanding shares of Series A Stock were convertible as of the date of the table. The shares of common stock being registered under this requirement have been allocated in the "Shares of Common Stock Being Registered" column of the table below among the holders of Series A Stock in proportion to the number of shares of Series A Stock held by each holder.

     MAY DAVIS WARRANTS

         In connection with our offering of Series A Stock, The May Davis Group, Inc. acted as placement agent. Accordingly, on October 31, 2000 we issued warrants, or May Davis Warrants, to purchase an aggregate of 265,000 shares of common stock to The May Davis Group, Inc. and twelve of its designees. The May Davis Warrants have an initial exercise price of $3.00 per share, a cashless exercise option at any time when the May Davis Warrants are not covered by an effective registration statement, and an expiration date of October 31, 2005. The May Davis Warrants include anti-dilution provisions under which the exercise price and number of shares underlying the May Davis Warrant are adjusted upon a stock split, stock dividend, recapitalization or similar transaction. Under a registration rights agreement that we entered into with The May Davis Group, Inc. and its designees, we are required to register the shares of common stock to be issued upon exercise of the May Davis Warrants.

         Except within 60 days of the expiration date of a May Davis Warrant, a holder may not exercise a May Davis Warrant to the extent that after the exercise, the holder, together with any of its affiliates, would beneficially own over 4.99% of the outstanding shares of our common stock. In making this calculation, beneficial ownership is calculated according to Securities and Exchange Commission Rule 13d-3, except that the aggregate number of shares of common stock beneficially owned by the holder and its affiliates shall include the number of shares of common stock then proposed to be issued upon exercise of the May Davis Warrant and shall exclude the number of shares of common stock underlying the portion of May Davis Warrants beneficially owned by the holder and its affiliates that are not then proposed to be exercised and also shall exclude shares of common stock issuable upon exercise or conversion of the unexercised or unconverted portion of any other securities of Telenetics beneficially owned by the holder and its affiliates that are subject to a similar limitation on conversion or exercise.

     SEPTEMBER 2000 SHARES AND SEPTEMBER 2000 WARRANTS

         In a private offering that commenced in September 2000, we sold units consisting of an aggregate of 287,572 shares of our common stock, or September Shares, and warrants to purchase an aggregate of 71,893 shares of our common stock, or September Warrants, to two accredited investors. The September Warrants have an exercise price of $3.25 per share and an expiration date of September 15, 2002. The September Warrants include anti-dilution provisions under which the exercise price and number of shares underlying the September Warrants are adjusted upon a stock split, stock dividend, recapitalization or similar transaction. Under the terms of the unit purchase agreement, we are required to register the September 2000 Shares and the shares of common stock underlying the September 2000 Warrants.

     NOTE SHARES AND NOTE WARRANTS

         In September 2000, we issued four 8% convertible subordinated unsecured promissory notes, or Notes, to four accredited investors in exchange for $260,000. The Notes mature on March 15, 2001. At any time or times prior to maturity of the Notes, each holder of a Note may convert all or any portion of the outstanding principal amount of, and accrued and unpaid interest on, the holder's Note into a number of shares of common stock equal to the dollar amount to be converted divided by $1.625. If we declare or pay a dividend on common stock that is payable other than in cash out of earnings or earned surplus, except for a stock dividend payable in shares of common stock, then we must pay to the holders of the Notes, at the time of payment of the dividend, the amount of the dividend that would have been paid on the common stock into which the entire outstanding principal amount of the Note was convertible immediately prior to the date as of which the dividends are payable.

         In connection with the Note offering, we issued to the Note holders warrants, or Note Warrants, to purchase up to an aggregate of 52,000 shares of our common stock. The Note Warrants have an initial exercise price of $2.75 per share, expire September 15, 2002, and include anti-dilution provisions under which the exercise price and number of shares underlying the Note Warrants are adjusted proportionately in the event of a stock split, stock dividend, recapitalization or similar transaction. Under the terms of the unit purchase agreement, we are required to register for resale the shares of common stock underlying the Notes and the Note Warrants.

     SETTLEMENT SHARES AND SETTLEMENT WARRANTS

         On November 6, 2000, we entered into a Settlement Agreement and Mutual Release with Harvey Bibicoff, Bibicoff & Associates, Inc., David Landau, Linda Berglas, Peter Nitz, Sandra Nitz and Paul Springer. Under the agreement, we agreed to pay $300,000 in cash and we issued an aggregate of 200,000 shares of our common stock, or the Settlement Shares, with a fair market value of $350,000, and warrants to purchase an aggregate of 150,000 shares of our common stock, or the Settlement Warrants, which were valued at $68,764. The Settlement Warrants have an initial exercise price of $1.92 per share and are exercisable until November 7, 2003. The Settlement Warrants include anti-dilution provisions under which the exercise price and number of shares underlying the Settlement Warrants are adjusted proportionately upon a stock split, stock dividend, recapitalization or similar transaction. Under the Settlement Agreement and Mutual Release, we agreed to register for resale the Settlement Shares and the shares of common stock underlying the Settlement Warrants.

     RACON SHARES

         On April 21, 2000, we entered into an Asset Purchase Agreement with Racon, Inc., a Washington corporation, and Daniel A. Blattman, a creditor of Racon. Under the agreement, we purchased substantially all of the assets used in Racon's business. As partial consideration for these assets, we issued to Mr. Blattman a promissory note, or the Racon Note, in the principal amount of $325,000. As of the date of the table, interest under the Racon Note had been paid through February 28, 2001. Interest on the Racon Note is scheduled to accrue at a rate of 7.5% per annum through maturity at April 28, 2001, with an interest payment coming due March 28, 2001 and the principal and all then remaining interest coming due April 28, 2001.

         Upon ten business days' prior notice to holder, we may prepay all or any portion of the principal balance of the Racon Note without penalty. However, the holder may, within ten business days after being notified that we intend to make a prepayment, elect to convert the prepayment amount into shares of common stock at a conversion price of $7.00 per share. The principal amount and all other sums due under the Racon Note are convertible into shares of common stock at a conversion price of $7.00 per share, with cash being paid instead of any fractional shares, in two other circumstances. First, the Racon Note may be converted at the option of the holder at any time prior to maturity. Second, the Racon Note may be converted at our option if the average closing price of our common stock for the ten trading days prior to the conversion is at least $9.00 per share and, within ten business days after we notify the holder of our intention to convert the Racon Note, the holder does not issue a demand for payment of principal and all then accrued interest.

         In connection with the Racon transaction, we entered into a registration rights agreement with Mr. Blattman under which agreement we granted Mr. Blattman incidental registration rights that permit him to include in the registration statement of which this prospectus is a part the shares of common stock that may become issuable upon conversion all sums coming due under the Racon Note, regardless of the extent to which the shares of common stock underlying the Racon Note may be acquired within 60 days of the date of the table. Consequently, the number of shares shown in the table below as being offered in connection with the Racon Note exceeds the number of shares beneficially owned by Mr. Blattman under the Racon Note as of the date of the table.

     EMPLOYEE OPTIONS

         In June and September 2000, we granted to eleven of our employees ten-year incentive options, or Employee Options, to purchase an aggregate of 302,000 shares of our common stock under our 2000 Stock Option Plan. Of these, Employee Options to purchase an aggregate of 137,000 shares of our common stock have an exercise price of $3.81 per share and are exercisable until June 2010, and the remaining Employee Options to purchase 165,000 shares of our common stock have an exercise price of $2.59 per share. The Employee Options include anti-dilution provisions under which the exercise price and number of shares underlying the Employee Options are adjusted proportionately upon a stock split, stock dividend, recapitalization or similar transaction. Each of the Employee Options vests over a four- or five-year period. However, the number of shares shown in the table below as being offered in connection with the Employee Options includes all shares underlying the Employee Options, regardless of the portion of the Employee Options that vest within 60 days following the date of the table.

     COLEMAN SHARES

         On March 8, 2001, we agreed with Coleman and Company Securities, Inc. to settle a pending legal proceeding filed against Telenetics by issuing to Coleman and Company Securities, Inc. and its two designees an aggregate of 200,000 shares of common stock, or Coleman Shares. We have agreed to register the Coleman Shares for resale by the holders of those shares.

     APRIL 1999 WARRANTS

         In April 1999, we conducted a private offering of Series A 7.0% Convertible Redeemable Preferred Stock, all of which stock subsequently was converted into shares of common stock. In connection with the offering, we issued to eight individuals and entities warrants, or April 1999 Warrants, to purchase up to an aggregate of 628,571 shares of common stock at an exercise price of $1.875 per share. As of the date of the table, an aggregate of 27,329 shares had been purchased upon exercise of the April 1999 Warrants. The remaining 601,242 shares of common stock originally underlying the April 1999 Warrants are registered for resale under a previously filed registration statement.

         The April 1999 Warrants contain anti-dilution provisions under which their exercise price and number of underlying shares are adjusted upon a stock split, stock dividend, recapitalization or similar transaction, or upon issuance by us of common stock or securities convertible into or exchangeable for common stock at a price lower than the exercise price of the April 1999 Warrants. In cases where we issue securities convertible into or exchangeable for common stock at a price per share that is lower than the exercise price of the April 1999 Warrants, the exercise price of the April 1999 Warrants is to be adjusted downward to the lower price, and the number of shares underlying the April 1999 Warrants is to be adjusted upward by multiplying the number of shares underlying the April 1999 Warrants prior to the adjustment by the exercise price of the April 1999 Warrants prior to the adjustment, and then dividing that product by the exercise price that results from the adjustment.

         Because as of the date of the below table the outstanding shares of Series A Stock are convertible into shares of common stock at a conversion price that is less than the exercise price of the April 1999 Warrants, as of the date of the table the exercise price of the April 1999 Warrants was equal to the conversion price of the Series A Stock and an aggregate of 1,411,846 additional shares of common stock were issuable upon exercise of the April 1999 Warrants. We have included these additional shares of common stock that were underlying the April 1999 Warrants as of the date of the table in this prospectus for resale by the holders of the April 1999 Warrants.

        CIC SHARES

         As of March 14, 2001, we agreed with California Integration Coordinators, Inc., or CIC, one of our trade creditors, to issue to CIC an aggregate of 147,990 shares of common stock in lieu of paying cash to retire a trade debt of approximately $94,343 due to CIC. We have agreed to register all of those shares for resale.

BENEFICIAL OWNERSHIP CALCULATIONS

         The following table sets forth information as of March 14, 2001 with respect to the beneficial ownership of our common stock both before and immediately following the offering by each of the selling security holders. The following calculations of beneficial ownership are based upon 16,988,081 shares of common stock outstanding as of the date of the table. Except as described above, beneficial ownership and, accordingly, percent of class ownership, is calculated according to Securities and Exchange Commission Rule 13d-3.

         Except as described above, beneficial ownership of common stock in each case includes shares issuable to a selling security holder upon exercise of outstanding options and warrants and upon conversion of outstanding shares of Series A Stock and convertible promissory notes to the extent those instruments are exercisable or convertible by the selling security holder within 60 days following the date of the table. As described above, due to our contractual obligation or other agreement to register for resale shares of common stock issuable upon conversion or exercise of instruments that are not convertible or exercisable in full within 60 days following the date of the table, the number of shares being registered for a selling security holder may exceed the number of shares that were beneficially owned by that holder as of the date of the table.

         Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have indicated to us that they have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Except for Harvey Bibicoff, who is a principal of Bibicoff & Associates, Inc., our prior shareholder relations firm, none of the selling security holders or their affiliates has had any position, office or other material relationship with us during the past three years.

                                                                                NUMBER OF
                                                                                SHARES OF
                                      SHARES OF COMMON                          COMMON STOCK         PERCENTAGE
                                     STOCK BENEFICIALLY      SHARES OF       BENEFICIALLY OWNED     BENEFICIALLY
        NAME AND ADDRESS OF            OWNED PRIOR TO      COMMON STOCK            AFTER           OWNED AFTER
      SELLING SECURITY HOLDER           THIS OFFERING     BEING REGISTERED      OFFERING(1)           OFFERING
      -----------------------           ------------      ----------------      -----------           --------
The May Davis Group, Inc.........           24,333(2)          24,333(2)                --              --
Butler Gonzalez LLP..............           15,000(2)          15,000(2)                --              --
Mark Angelo......................           24,333(2)          24,333(2)                --              --
Joseph Donahue...................           24,335(2)          24,335(2)                --              --
Hunter Singer....................           24,333(2)          24,333(2)                --              --
Robert Farrell...................           24,333(2)          24,333(2)                --              --
Michael Vulcano..................           10,000(2)          10,000(2)                --              --
Adam Mayblum.....................           19,000(2)          19,000(2)                --              --
Hong Zhu.........................           60,500(2)          60,500(2)                --              --
Jason Goldstein..................            2,000(2)           2,000(2)                --              --
Lawrence Cohen...................            1,000(2)           1,000(2)                --              --
James Gonzales...................           11,500(2)          11,500(2)                --              --
Mark Bergman.....................           24,333(2)          24,333(2)                --              --
Harvey Bibicoff..................          735,652(3)         419,152(4)           316,500            1.86%
Sandra Nitz......................           28,547(5)          22,261(6)             6,286              *
Paul Springer....................            7,500(7)           7,500(7)                --              --
Linda Berglas....................            7,500(7)           7,500(7)                --              --
Bear Stearns, as Custodian for IRA
   Rollover Account for
   Peter K. Nitz.................          115,952(5)          90,281(8)            25,671              *
David Landau.....................           11,750(9)           3,750(7)                --              --
Hillary Bibicoff.................            3,750(7)           3,750(7)                --              --
Jerome Niedfelt..................           82,536(10)         82,536(10)               --              --
Kenneth S. Hiniker, TTEE Ken
  Hiniker Inter Vivos Trust Dated
  04/02/85.......................          116,036(11)         82,536(10)           33,500              *
Stilger Realty...................           41,268(12)         41,268(12)               --              --
Scott Lyng.......................            8,254(13)          8,254(13)               --              --
Abla Dawani......................          340,715(14)        340,715(14)               --              --
Stewart Adams, Ltd...............           18,750(15)         18,750(15)               --              --

                                      -19-


                                                                                NUMBER OF
                                                                                SHARES OF
                                      SHARES OF COMMON                          COMMON STOCK         PERCENTAGE
                                     STOCK BENEFICIALLY      SHARES OF       BENEFICIALLY OWNED     BENEFICIALLY
        NAME AND ADDRESS OF            OWNED PRIOR TO      COMMON STOCK            AFTER           OWNED AFTER
      SELLING SECURITY HOLDER           THIS OFFERING     BEING REGISTERED      OFFERING(1)           OFFERING
      -----------------------           ------------      ----------------      -----------           --------
Terry L. Conner and
  Carol S. Conner................           17,915(16)         31,818(16)               --              --
Nathan Eisen.....................           89,574(16)        159,091(16)               --              --
Kenneth E. Rogers................           17,915(16)         31,818(16)               --              --
Timothy Borne and Ann Borne......          179,147(16)        318,182(16)               --              --
Marvin Strauss...................          107,488(16)        190,909(16)               --              --
Keyway Holding Company...........          179,147(16)        318,182(16)               --              --
Rance Merkel.....................          134,360(16)        238,636(16)               --              --
Kwok Leung Lai...................          179,147(16)        318,182(16)               --              --
Lam King Shan....................          358,295(16)        636,364(16)               --              --
John McCarthy....................           44,787(16)         79,545(16)               --              --
Stephen Melges...................           44,787(16)         79,545(16)               --              --
Wei Z. Yen.......................           98,531(16)        175,000(16)               --              --
Peter Che Nan Chen...............          268,721(16)        477,273(16)               --              --
Ronald Horner....................           17,915(16)         31,818(16)               --              --
Jerry Chang......................           53,744(16)         95,455(16)               --              --
Milan Tyburec....................           17,915(16)         31,818(16)               --              --
Bonney Goldstein.................           17,915(16)         31,818(16)               --              --
Denise Koto and Vernon Koto......           17,915(16)         31,818(16)               --              --
Jon Cummings.....................           17,915(16)         31,818(16)               --              --
Sui Wa Chau......................           89,574(16)        159,091(16)               --              --
Glen Keyser......................           17,915(16)         31,818(16)               --              --
Roy Albano.......................            4,400(17)         22,000(17)               --              --
Rebecca Barrera..................            2,000(17)         10,000(17)               --              --
Brett Bleacher...................            4,000(17)         20,000(17)               --              --
Larry Calkins....................            3,000(17)         15,000(17)               --              --
James Edwards....................            9,000(17)         45,000(17)               --              --
Fred Harper......................            5,000(17)         25,000(17)               --              --
California Integration
  Coordinators, Inc..............          147,990(18)        147,990(18)               --              --
Miyuki Hirano....................           12,000(17)         30,000(17)               --              --
Tooru Mochida....................           32,000(17)         80,000(17)               --              --
Nathaniel O. Ribelin.............            8,200(19)         20,000(17)              200              *
Joseph R. Salazar................            8,000(17)         20,000(17)               --              --
Mark W. Slobodnik................            6,000(17)         15,000(17)               --              --
Daniel A. Blattman...............           46,849(20)         47,278(20)               --              --
Coleman and Company Securities,
  Inc............................          150,000(21)        150,000(21)               --              --

                                      -20-


                                                                                NUMBER OF
                                                                                SHARES OF
                                      SHARES OF COMMON                          COMMON STOCK         PERCENTAGE
                                     STOCK BENEFICIALLY      SHARES OF       BENEFICIALLY OWNED     BENEFICIALLY
        NAME AND ADDRESS OF            OWNED PRIOR TO      COMMON STOCK            AFTER           OWNED AFTER
      SELLING SECURITY HOLDER           THIS OFFERING     BEING REGISTERED      OFFERING(1)           OFFERING
      -----------------------           ------------      ----------------      -----------           --------

Lynne Pellegrino.................           40,000(21)         40,000(21)               --              --
Angela Metelitsa.................           10,000(21)         10,000(21)               --              --
Peter E. Salas, as General
  Partner of Dolphin Offshore
  Partners, L.P..................        5,144,802(22)        939,286(22)        4,205,516            6.03%
Michael N. Taglich...............           47,833(23)         33,547(23)           14,286              *
Robert F. Taglich................           47,829(23)         33,544(23)           14,285              *
Shadow Capital LLC...............           95,662(23)         67,091(23)           28,571              *
Taglich Brothers, D'Amadeo, Wagner
  & Company, Incorporated........          191,327(23)        134,184(23)           57,143              *
-------------------------

*     Represents less than 1%.
(1)   Assumes all shares of class being offered are sold.
(2)   Represents shares of common stock underlying May Davis Warrants.
(3) Represents 461,500 shares of common stock issued and outstanding and 274,152 shares of common stock underlying warrants.
(4) Represents 200,000 Settlement Shares, 90,000 shares of common stock underlying Settlement Warrants and 129,152 shares of common stock underlying April 1999 Warrants.
(5)   Represents shares of common stock underlying warrants.
(6) Represents 7,500 shares of common stock underlying Settlement Warrants and 14,761 shares of common stock underlying April 1999 Warrants.
(7)   Represents shares of common stock underlying Settlement Warrants.
(8) Represents 30,000 shares of common stock underlying Settlement Warrants and 60,281 shares of common stock underlying April 1999 Warrants.
(9) Represents 8,000 shares of common stock issued and outstanding and 3,750 shares of common stock underlying Settlement Warrants.
(10) Represents 62,536 shares of common stock underlying Notes and 20,000 shares of common stock underlying Note Warrants.
(11) Represents 62,536 shares of common stock underlying Notes, 20,000 shares of common stock underlying Note Warrants and 33,500 shares of common stock issued and outstanding.
(12) Represents 31,268 shares of common stock underlying Notes and 10,000 shares of common stock underlying Note Warrants.
(13) Represents 6,254 shares of common stock underlying Notes and 2,000 shares of common stock underlying Note Warrants.
(14) Represents 272,572 September 2000 Shares and 68,143 shares of common stock underlying September 2000 Warrants.
(15) Represents 15,000 September 2000 Shares and 3,750 shares of common stock underlying September 2000 Warrants.
(16)  Represents shares of common stock underlying Series A Stock.
(17)  Represents shares of common stock underlying Employee Options.
(18)  Represents CIC Shares.
(19) Represents 200 shares of common stock issued and outstanding and 8,000 shares of common stock underlying Employee Options.
(20)  Represents shares of common stock underlying the Racon Note.
(21)  Represents Coleman Shares.
(22) Represents 648,800 shares of common stock issued and outstanding, 1,339,286 shares of common stock underlying April 1999 Warrants and 3,156,716 shares of common stock underlying convertible debentures.
(23)  Represents shares underlying April 1999 Warrants.

                              PLAN OF DISTRIBUTION

         The selling security holders and any of their donees, pledgees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of our common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o short sales, which are contracts for the sale of shares of stock that the seller does not own, or certificates for which are not within his control, so as to be available for delivery at the time when, under applicable rules, delivery must be made;

     o    transactions to cover short sales;

     o broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share;

     o    a combination of any of these methods of sale; or

     o    any other method permitted by applicable law.

         The sale price to the public may be:

     o    the market price prevailing at the time of sale;

     o    a price related to the prevailing market price;

     o    at negotiated prices; or

     o    a price the selling security holder determines from time to time.

         The shares may also be sold under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. The selling security holders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

         The selling security holders may also engage in short sales against the box, which are sales where the seller owns enough shares to cover the borrowed shares, if necessary, puts and calls and other transactions in securities of Telenetics or derivatives of Telenetics securities and may sell or deliver shares in connection with these trades. The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. In that event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         The selling security holders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. To our knowledge, no selling security holder has entered into any agreement with a prospective underwriter, and there is no assurance that any such agreement will be entered into. If a selling security holder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

         The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares of common stock offered under this prospectus.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock offered under this prospectus by the selling security holders. Rather, the selling security holders will receive those proceeds directly for their own accounts.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Restated and Amended Articles of Incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. Section 317 of the California Corporations Code governs indemnification of directors, officers and other agents. Section 317 generally eliminates the personal liability of a director for monetary damages in an action brought by or in the right of Telenetics for breach of a director's duties to us or our shareholders, except for liability:

     o for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

     o for acts or omissions that a director believes to be contrary to the best interests of our company or our shareholders or that involve the absence of good faith on the part of the director;

     o for any transaction for which a director derived an improper personal benefit;

     o for acts or omissions that show a reckless disregard for the director's duty to our company or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to our company or our shareholders;

     o for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to our company or our shareholders; and

     o for improperly engaging in or approving transactions in which a director has a material financial interest;

     o for engaging in or approving transactions described in the California Corporations Code or California case law which result in liability, including the making of improper distributions, loans or guarantees.

         Our Restated and Amended Articles of Incorporation also provide that we are authorized to provide indemnification to our agents through our Restated and Amended Bylaws or through agreements with the agents, or both, for breach of duty to us and our shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, except to the extent that indemnification is expressly prohibited by Section 317 and to the extent that indemnification is limited as described above.

         Our Restated and Amended Bylaws provide for indemnification of our officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. In all cases where indemnification is permitted by the Restated and Amended Bylaws, a determination to indemnify such person must be made when ordered by a court and must be made in a specific case upon a determination that indemnification is required or proper in the circumstances. Such determination must be made:

     o by our board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding which is the subject of the request for indemnification, or

     o if such a quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or

     o    by a majority of the shareholders.

         In addition to adopting the indemnification protections provided in our Restated Articles of Incorporation and Restated and Amended Bylaws, we have purchased directors and officers liability insurance to protect our directors and executive officers against liability under circumstances specified in the policy.

         Some of the selling security holders and Telenetics have agreed to indemnify the other and the other's respective officers, directors and other controlling persons against certain liabilities in connection with this registration, including liabilities under the Securities Act of 1933, and to contribute to payments such persons may be required to make with respect to those liabilities.

         To the extent indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Telenetics under the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                  LEGAL MATTERS

         Certain legal matters in connection with the legality of the securities offered hereby will be passed upon for Telenetics by Rutan & Tucker, LLP, Costa Mesa, California.

                                     EXPERTS

         The financial statements of Telenetics Corporation incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in its reports incorporated by reference in this prospectus, and are incorporated in reliance upon those reports given upon the authority of BDO Seidman, LLP as experts in accounting and auditing.

                          TRANSFER AGENT AND REGISTRAR

         The stock transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the Securities and Exchange Commission are also available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq SmallCap Market. Our reports, proxy statements and other information are also available to the public at the Nasdaq's web site at http://www.nasdaq.com.

         This prospectus is part of a registration statement on Form S-3 filed with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus omits some of the information contained in the registration statement. You should refer to the registration statement for further information with respect to Telenetics and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Securities and Exchange Commission is not necessarily complete, and in each case you should refer to the copy of the document filed for complete information.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and all documents we subsequently file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering covered by this prospectus:

     o Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 (File No. 0-16580).

     o Amendment No. 1 to our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.

     o    Our Quarterly Report on Form 10-QSB for the quarter ended June 30,
          2000.

     o Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000.

     o Amendment No. 1 to our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000.

     o Our Current Report on Form 8-K filed with the Commission on January 21, 2000.

     o Our Current Report on Form 8-K/A filed with the Commission on March 22, 2000.

     o Our Current Report on Form 8-K filed with the Commission on September 27, 2000.

     o    Our Current Report on Form 8-K filed with the Commission on March 20,
          2001.

         Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the Securities and Exchange Commission, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

         We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                             TELENETICS CORPORATION
                               25111 ARCTIC OCEAN
                              LAKE FOREST, CA 92630
                       ATTENTION: CHIEF FINANCIAL OFFICER
                            TELEPHONE: (949) 455-4000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee), all of which will be borne by the registrant, are as follows:

         Securities and Exchange Commission registration fee ......  $ 1,194.73
         NASD filing fee...........................................  $     *
         Printing expenses.........................................  $     *
         Legal fees and expenses...................................  $     *
         Blue sky fees and expenses................................  $     *
         Accounting fees and expenses..............................  $     *
         Miscellaneous expenses....................................  $     *
                                                                     ----------
                  Total............................................  $     *
                                                                     ==========

         * To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Restated and Amended Articles of Incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. Section 317 of the California Corporations Code governs indemnification of directors, officers and other agents. Section 317 generally eliminates the personal liability of a director for monetary damages in an action brought by or in the right of Telenetics for breach of a director's duties to us or our shareholders, except for liability:

     o for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

     o for acts or omissions that a director believes to be contrary to the best interests of our company or our shareholders or that involve the absence of good faith on the part of the director;

     o for any transaction for which a director derived an improper personal benefit;

     o for acts or omissions that show a reckless disregard for the director's duty to our company or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to our company or our shareholders;

     o for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to our company or our shareholders; and

     o for improperly engaging in or approving transactions in which a director has a material financial interest;

     o for engaging in or approving transactions described in the California Corporations Code or California case law which result in liability, including the making of improper distributions, loans or guarantees.

         Our Restated and Amended Articles of Incorporation also provide that we are authorized to provide indemnification to our agents through our Restated and Amended Bylaws or through agreements with the agents, or both, for breach of duty to Telenetics and its shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, except to the extent that indemnification is expressly prohibited by Section 317 and to the extent that indemnification is limited as described above.

         Our Restated and Amended Bylaws provide for indemnification of our officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. In all cases where indemnification is permitted by the Restated and Amended Bylaws, a determination to indemnify such person must be made when ordered by a court and must be made in a specific case upon a determination that indemnification is required or proper in the circumstances. Such determination must be made:

     o by our board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding which is the subject of the request for indemnification, or

     o if such a quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or

     o    by a majority of the shareholders.

         In addition to adopting the indemnification protections provided in our Restated Articles of Incorporation and Restated and Amended Bylaws, we have purchased directors and officers liability insurance to protect our directors and executive officers against liability under circumstances specified in the policy.

         Some of the selling security holders and Telenetics have agreed to indemnify the other and the other's respective officers, directors and other controlling persons against certain liabilities in connection with this registration, including liabilities under the Securities Act, and to contribute to payments such persons may be required to make in respect thereof.

         To the extent indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS.

EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

3.1 Certificate of Amendment of Restated and Amended Articles of Incorporation filed with the California Secretary of State on February 5, 2001

3.2 Certificate of Determination of Rights, Preferences and Privileges of Series A Convertible Preferred Stock filed with the California Secretary of State on October 31, 2000.

4.1 Registration Rights Agreement dated October 31, 2000 by and among the registrant and the investors named therein

4.2 Form of Warrant to Purchase Common Stock dated as of October 31, 2000 issued by the registrant in connection with the Placement Agent Agreement dated October 31, 2000 between the registrant and May Davis Group, Inc.

4.3 Registration Rights Agreement dated October 31, 2000 by and among the registrant, May Davis Group, Inc. and its designees

4.4 Form of common stock purchase warrant issued by the registrant in connection with the offering of 8% convertible notes and warrants in September 2000

4.5      Form of 8% convertible unsecured promissory note due 2001

4.6 Form of Common Stock Purchase Warrant made by the registrant in connection with the offering of common stock and warrants in September 2000

4.7 Promissory Note dated April 28, 2000 made by the registrant in favor of Daniel A. Blattman

4.8 Registration Rights Agreement dated April 28, 2000 between the registrant and Daniel A. Blattman

4.9 Form of Common Stock Purchase Warrant issued by registrant in connection with the Settlement Agreement and Mutual Release dated as of November 6, 2000 between the registrant and Harvey Bibicoff, Bibicoff & Associates, Inc., David Landau, Linda Berglas, Peter Nitz, Sandra Nitz and Paul Springer (1)

4.10     Form of Incentive Stock Option Agreement


4.11 Securities Purchase Agreement dated October 31, 2000 by and among the registrant and the investors named therein

4.12 Placement Agent Agreement dated October 31, 2000 between the registrant and May Davis Group, Inc.

4.13 Form of Unit Purchase Agreement in connection with the offering of 8% convertible notes and warrants in September 2000

4.14 Form of Unit Purchase Agreement in connection with the offering of common stock and warrants in September 2000

4.15 Settlement Agreement and Mutual Release by and between the registrant, Michael Armani, Harvey Bibicoff, Bibicoff & Associates, Inc., David Landau, Linda Berglas, Peter Nitz, Sandra Nitz and Paul Springer (1)

4.16 Intercreditor Agreement by and among the registrant, Harvey Bibicoff, Shala Shashani, dba SMC Group and SMC Communications Group (1)

4.17     Security Agreement between the registrant and Harvey Bibicoff (1)

4.18 Asset Purchase Agreement dated April 21, 2000 between the registrant and Racon, Inc.

4.19 Bill of Sale, Assignment and General Conveyance dated April 28, 2000 by Racon, Inc. to the benefit of the registrant

4.20 Agreement of Settlement dated March 8, 2001 by and among the registrant and Coleman and Company Securities, Inc.

4.22 Settlement Agreement and Release dated as of January 18, 2001 between the registrant, Daniel A. Blattman and Racon Incorporated

4.23     Form of common stock purchase warrant issued April 1999(2)

5.1      Opinion of Rutan & Tucker, LLP*

23.1     Consent of Independent Certified Public Accountants

23.2 Consent of Rutan & Tucker, LLP (contained in Exhibit 5.1 to this filing)

24.1     Power of Attorney (contained on the signature page of this filing)

------------------

*        To be filed by amendment.
(1) Filed as an exhibit to Amendment No. 1 to the registrant's Quarterly Report on Form 10-QSB for the period ended September 30, 2000 and incorporated herein by reference.
(2) Filed as an exhibit to the registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on July 30, 1999 (Registration Statement No. 333-84125) and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                  (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                  (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

                  (iii) include any additional or changed material information on the plan of distribution.

         (2) That, for determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of California, on March 20, 2001.

                                      TELENETICS CORPORATION

                                      By: /s/ Shala Shashani
                                         ---------------------------------------
                                         Shala Shashani, Chairman of the Board,
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Shala Shashani and David L. Stone, and each of them, his true and lawful attorney-in-fact and agent, with full power and substitution, to sign on his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this registration statement on Form S-3 and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereto.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the following capacities as of the dates indicated.

             NAME                                  TITLE                              DATE
-----------------------------------    ---------------------------------------    --------------
/S/ SHALA SHASHANI                     Chairman of the Board, President, Chief    March 20, 2001
-----------------------------------    Executive Officer (principal executive
Shala Shashani                         officer) and Director


/S/ DAVID STONE                         Chief Financial Officer and Secretary      March 20, 2001
-----------------------------------     (principal accounting officer)
David Stone

/S/ MICHAEL A. ARMANI                   Director                                   March 20, 2001
-----------------------------------
Michael A. Armani


/S/ BRADLEY L. JACOBS                   Director                                   March 20, 2001
-----------------------------------
Bradley L. Jacobs


/S/ ROBERT SCHROEDER                    Director                                   March 20, 2001
-----------------------------------
Robert Schroeder

                                      II-6



/S/ H. GEORGE LEVY                      Director                                   March 20, 2001
-----------------------------------
H. George Levy, M.D.


/S/ THOMAS POVINELLI                    Director                                   March 20, 2001
-----------------------------------
Thomas Povinelli


                                INDEX TO EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

3.1 Certificate of Amendment of Restated and Amended Articles of Incorporation filed with the California Secretary of State on February 5, 2001

3.2 Certificate of Determination of Rights, Preferences and Privileges of Series A Convertible Preferred Stock filed with the California Secretary of State on October 31, 2000.

4.1 Registration Rights Agreement dated October 31, 2000 by and among the registrant and the investors named therein

4.2 Form of Warrant to Purchase Common Stock dated as of October 31, 2000 issued by the registrant in connection with the Placement Agent Agreement dated October 31, 2000 between the registrant and May Davis Group, Inc.

4.3 Registration Rights Agreement dated October 31, 2000 by and among the registrant, May Davis Group, Inc. and its designees

4.4 Form of common stock purchase warrant issued by the registrant in connection with the offering of 8% convertible notes and warrants in September 2000

4.5      Form of 8% convertible unsecured promissory note due 2001

4.6 Form of Common Stock Purchase Warrant made by the registrant in connection with the offering of common stock and warrants in September 2000

4.7 Promissory Note dated April 28, 2000 made by the registrant in favor of Daniel A. Blattman

4.8 Registration Rights Agreement dated April 28, 2000 between the registrant and Daniel A. Blattman

4.10     Form of Incentive Stock Option Agreement

4.11 Securities Purchase Agreement dated October 31, 2000 by and among the registrant and the investors named therein

4.12 Placement Agent Agreement dated October 31, 2000 between the registrant and May Davis Group, Inc.

4.13 Form of Unit Purchase Agreement in connection with the offering of 8% convertible notes and warrants in September 2000

4.14 Form of Unit Purchase Agreement in connection with the offering of common stock and warrants in September 2000

4.18 Asset Purchase Agreement dated April 21, 2000 between the registrant and Racon, Inc.

4.19 Bill of Sale, Assignment and General Conveyance dated April 28, 2000 by Racon, Inc. to the benefit of the registrant

4.20 Agreement of Settlement dated March 8, 2001 by and among the registrant and Coleman and Company Securities, Inc.

4.22 Settlement Agreement and Release dated as of January 18, 2001 between the registrant, Daniel A. Blattman and Racon Incorporated

23.1     Consent of Independent Certified Public Accountants

24.1     Power of Attorney (contained on the signature page of this filing)